FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2011

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated November 14, 2011 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/S/ HOSHANG K SETHNA
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: November 14, 2011

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release – 1	November 14, 2011

Consolidated Net Revenue grows by 27% in Q2 FY 2011-12

Consolidated Profit Rs.1,877 crores (Rs.2,223 crores in Q2 FY 2010-11)

Mumbai, November 14, 2011

Consolidated Financial Results for the Quarter and Half year ended September 30, 2011

Tata Motors today reported consolidated revenues (net of excise) of Rs.36,198 crores for the quarter ended September 30, 2011, posting a growth of 26.9% over Rs.28,519 crores in the corresponding quarter of the previous year, on the back of growth in volumes, improved product and market mix. The Consolidated Profit before Exceptional item and Tax was Rs 2,709 crores, posting a growth of 13.1 % over Rs 2,395 crores in the corresponding quarter of the previous year. The Consolidated Profit before Tax (PBT) for the quarter was Rs.2,270 crores, compared to Rs.2,523 crores for the corresponding quarter of the previous year after a swing of Rs.566 crores in the quarter on account of Exceptional item (Exceptional item of loss of’ Rs 439 crores in Q2 FY12 vs gain of Rs 127 crores in Q2 FY11). The Consolidated Profit (After Tax and post minority interest and profit in respect of Associate companies) for the quarter was Rs.1,877 crores, as compared to Rs.2,223 crores in the corresponding quarter of the previous year.

The consolidated revenue (net of excise) for the Half year ended September 30, 2011, was Rs.69,486 crores posting a growth of 25.4% over Rs.55,399 crores in the first half last year. The Consolidated Profit before Tax (PBT) in the first half year was Rs.4,616 crores, compared to Rs. 4,798 crores for the corresponding period of the previous year. The Consolidated Profit (After Tax and post minority interest and profit in respect of Associate companies) for the first half year was Rs.3,877 crores, as compared to Rs.4,212 crores in the corresponding period of the previous year.

Tata Motors Stand-alone Financial Results for the Quarter and Half year ended September 30, 2011

Tata Motors’ gross revenue for the quarter ended September 30, 2011, was Rs.14,097 crores, posting a growth of 15.4% over Rs.12,220 crores in the corresponding quarter of the previous year.

Revenue (net of excise) of Rs.12,954 crores represented a growth of 15.2% over Rs.11,249 crores in the corresponding quarter of the previous year. Lower volumes in the passenger car business, higher marketing spends and overall cost pressures, including commodity price increase, resulted in a reduction in the operating margins to 7.2%, and an Operating Profit (EBITDA) of Rs. 933 crores in the quarter, declining by 17.2% over Rs.1,127 crores in the corresponding quarter of the previous year.

During the quarter there was a swing of Rs 298 crores of an Exceptional item (Q2 FY12 loss of Rs 294 crores versus a gain of Rs 4 crores in Q2 FY 11) as compared to the same quarter last year on account of re-valuation of foreign currency loans arising from the depreciation of Indian Rupee (INR). After the swing of the Rs 298 crores, the PBT for the quarter is Rs. 37 crores as compared to Rs.537 crores in the corresponding quarter of the previous year. Correspondingly, the PAT for the quarter is Rs.102 crores as compared to Rs.433 crores in the corresponding quarter of the previous year.

The standalone revenues (net of excise) for the Half year ended September 30, 2011 was Rs.24,578 crores posting a growth of 14.4% over Rs. 21,483 crores in the corresponding period of the previous year. The Standalone Profit before Tax (PBT) in H1 FY 2011-12 was Rs. 503 crores, compared to Rs.1,075 crores for the corresponding period of the previous year. The Standalone Profit After Tax for H1 FY 2011-12 was Rs.503 crores, as compared to Rs.828 crores in the corresponding period of the previous year.

Tata Motors’ sales (including exports) of commercial and passenger vehicles for H1 FY 2011-12, stood at 4,09,006 units, representing a growth of 2.8% as compared to the corresponding period of the previous year.

In the domestic market, the Company’s commercial vehicles sales increased by 15.4% in the H1 FY 2011-12, as compared to the corresponding period of the previous year to 243,312 units. The domestic economy has been facing many macro economic headwinds in recent times with high inflation, increase in interest rates and fuel price hikes. All this resulted in a slowdown in the IIP in Q2 FY12. Inspite of this downtrend, due to wide product portfolio, focused product and market initiatives, our outperformance in the MHCV/ICV truck segment has led to increased market share of 63% in H1 FY 2011-12. Both, ACE family and Pickup trucks demonstrated strong growth leading to market share of 59.7% in the LCV truck segment. The Company’s market share in commercial vehicles was 59.5% for H1 FY 2011-12. Passenger vehicles, including Fiat and Jaguar and Land Rover vehicles distributed in India, declined by 16.1% in the domestic market in H1 FY 2011-12, as compared to the corresponding period of the previous year to 134,611 units. Focused initiatives in specific locations, introduction of various schemes for dealers and customers, coupled with product action like best in class fuel efficiency improvements have positively influenced retail sales of Indica Vista, Indigo and Nano. Improvement in retail sales coupled with planned reduction in off-take have resulted in stock reduction at dealerships by more than 50% during H1 FY12. The market share in passenger vehicles stood at 11.6% for H1 FY 2011-12.

Jaguar Land Rover PLC

Jaguar Land Rover sales for H1 FY 2011-12, stood at 130,090 units, representing a growth of 13.8% as compared to the corresponding period of the previous year on the back of better product & market mix with strong growth in China & Russia.

Revenues of GBP 2,928 million represented a growth of 30.3% over GBP 2,247 million in the corresponding quarter of the previous year. Cost pressures and impact of exchange rates resulted in a marginal reduction in the operating margins to 14.9% and an Operating Profit (EBITDA) of GBP 437 million in the quarter, a growth of 17.2% over GBP 372 million in the corresponding quarter of the previous year. The PBT for the quarter is GBP 287 million (GBP 264 million in the corresponding quarter of the previous year) and the PAT for the quarter is GBP 238 million (GBP 243 million in the corresponding quarter of the previous year).

Jaguar has introduced the new 2.2 litre diesel engine in the 2012 model year Jaguar XF which has received positive response in the markets it has been launched. The much awaited Range Rover Evoque, clocked approximately 7,700 wholesale units till September 2011.

Tata Daewoo

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of Rs.902 crores, and recorded a Profit After Tax of Rs. 3 crores in the quarter ended September 30, 2011.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenues of Rs.471 crores and reported a Profit After Tax of Rs.52 crores in quarter ended September 30, 2011.

News Release – 2	November 14, 2011

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have reviewed the accompanying statement of Unaudited Consolidated Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute “the Group”) and its share of the profit/losses of the associate companies for the quarter and six-months ended September 30, 2011. This Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3.	(a) Attention is invited to Note 6 in the Statement. As stated in the note, the actuarial losses (net) amounting to Rs. 315.64 crores and Rs. 358.99 crores for the quarter and six-months ended September 30, 2011 respectively have been accounted in “Reserves and Surplus” in respect of a group of subsidiary companies.

(b) The Statement reflects the (i) Group’s share of Revenues of Rs. 22,535.08 crores and Rs. 43,222.58 crores for the quarter and six months ended September 30, 2011 respectively; Group’s share of Profit after tax (net) for the period of Rs. 1,777.89 crores and Rs.3,371.85 crores for the quarter and six months ended September 30, 2011 respectively; and total Assets (net) of Rs. 16,543 crores as at September 30, 2011 relating to subsidiaries; and (ii) the Group’s share of Profit after tax (net) of Rs. 0.49 crores and Rs. 0.34 crores for the quarter and six months ended September 30, 2011 respectively; and the Group’s share of Profit after tax of Rs. 7.49 crores upto September 30, 2011 relating to associates. Financial statements and other financial information of these subsidiaries and associates have been reviewed by other auditors whose reports have been furnished to us by the Company’s Management, and our report in so far as it relates to the amounts included in respect of these subsidiaries and associates is based solely on the reports of the other auditors.

(c) The financial statements of thirteen subsidiaries and two joint ventures which reflect the Group’s share of Revenues of Rs. 656.73 crores and Rs. 1,202.31 crores for the quarter and six months ended September 30, 2011 respectively; Group’s share of Loss after tax (net) of Rs. 31.75 crores and Rs.115.97 crores for the quarter and six months ended September 30, 2011 respectively; and total Assets (net) of Rs. 325.73 crores as at September 30, 2011; and the financial statements of two associates which reflect the Group’s share of Loss after tax (net) of Rs. 26.35 crores and Rs. 29.22 crores for the quarter and six months ended September 30, 2011 respectively; and the Group’s share of Profit after tax (net) of Rs. 73.93 crores upto September 30, 2011 have not been reviewed by their auditors.

4.	Based on our review and read with our comments in paragraph 3(a) above and subject to our comments in paragraph 3(c) above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

5.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 117366W)

N. VENKATRAM

Partner

(Membership No. 71387)

MUMBAI, November 14, 2011.

News Release – 3	November 14, 2011

Consolidated Financial Results

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER /SIX MONTHS ENDED SEPTEMBER 30, 2011

( in crores)

Particulars			Quarter ended September 30,		Six Months ended September 30,		Year ended March 31,
			2011	2010	2011	2010	2011
			Unaudited		Unaudited		Audited
1	(a)	Sales / Income from Operations	37,119.88	29,357.64	71,180.47	56,953.93	125,707.13
		Less: Excise Duty	1,181.41	1,047.71	2,133.88	1,943.39	4,286.32
		Net Sales / Income from Operations	35,938.47	28,309.93	69,046.59	55,010.54	121,420.81
	(b)	Other Operating Income	259.07	209.29	439.75	388.78	707.11
		Total Income from Operations	36,197.54	28,519.22	69,486.34	55,399.32	122,127.92
2	Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(773.96)	(960.01)	(1,827.16)	(1,291.86)	(1,836.19)
	(b)	Consumption of raw materials and components	22,108.83	17,015.64	42,503.81	31,868.41	70,453.73
	(c)	Purchase of products for sale	2,803.96	2,393.93	5,397.40	4,920.24	10,390.84
	(d)	Employee Cost	2,865.57	2,274.20	5,458.02	4,423.07	9,342.67
	(e)	Depreciation and Amortisation	1,330.82	1,094.86	2,474.04	2,106.40	4,655.51
	(f)	Product development / Engineering expenses	311.48	192.09	558.92	299.05	997.55
	(g)	Other expenditure	6,341.67	4,877.45	12,319.60	9,734.02	21,703.09
	(h)	Amount Capitalised	(1,963.95)	(1,275.72)	(3,664.03)	(2,410.64)	(5,741.25)
	(i)	Total	33,024.42	25,612.44	63,220.60	49,648.69	109,965.95
3	Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]		3,173.12	2,906.78	6,265.74	5,750.63	12,161.97
4	Other Income		60.84	19.54	136.92	54.09	89.61
5	Profit before Interest and Discounting Charges and Exceptional Items [3+4]		3,233.96	2,926.32	6,402.66	5,804.72	12,251.58
6	Interest and Discounting Charges
	(a)	Gross interest and discounting charges	809.68	722.14	1,812.74	1,456.52	2,896.50
	(b)	Interest income / Interest capitalised	(284.63)	(190.87)	(521.79)	(363.65)	(851.08)
	(c)	Net interest and discounting charges	525.05	531.27	1,290.95	1,092.87	2,045.42
7	Profit after Interest and Discounting Charges but before Exceptional Items [5-6]		2,708.91	2,395.05	5,111.71	4,711.85	10,206.16
8	Exceptional Items
	-	Exchange (loss) / gain (net) including on revaluation of foreign currency borrowings, deposits and loans	(438.96)	127.64	(495.95)	86.28	231.01
9	Profit from Ordinary Activities before tax [7+8]		2,269.95	2,522.69	4,615.76	4,798.13	10,437.17
10	Tax Expense		363.04	313.10	714.95	609.12	1,216.38
11	Net Profit from Ordinary Activities after tax [9-10]		1,906.91	2,209.59	3,900.81	4,189.01	9,220.79
12	Extraordinary items (net of tax expenses)		—	—	—	—	—
13	Share of Minority Interest		(33.53)	(11.28)	(37.44)	(17.55)	(48.52)
14	Profit in respect of investments in Associate Companies		3.95	24.68	13.58	40.26	101.35
15	Net Profit for the period [11+12+13+14]		1,877.33	2,222.99	3,876.95	4,211.72	9,273.62

16	Paid-up Equity Share Capital (Face value of 2 each) ( 10 each as at September 30, 2010 and as at March 31, 2011)		634.75	570.60	634.75	570.60	637.71
17	Reserves excluding Revaluation Reserve as per balance sheet of previous accounting year						18,389.13
18	Earnings Per Share (EPS) (Refer note 3 below)
	A.	Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	5.90	7.78	12.20	14.75	31.05
	(b)	Diluted EPS before and after extraordinary items	5.65	7.16	11.68	13.59	28.96
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after extraordinary items	6.00	7.88	12.30	14.85	31.15
	(b)	Diluted EPS before and after extraordinary items	5.75	7.26	11.78	13.69	29.06
			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
19	Public Shareholding
	A.	Ordinary Shares
		- Number of Shares	125,07,24,095	25,90,77,414	125,07,24,095	25,90,77,414	24,10,72,425
		- Percentage of shareholding	46.46%	51.16%	46.46%	51.16%	44.78%
	B.	‘A’ Ordinary Shares
		- Number of Shares	43,80,97,825	40,912,284	43,80,97,825	40,912,284	7,81,31,376
		- Percentage of shareholding	90.90%	63.75%	90.90%	63.75%	81.10%
20	Promoters and promoter group Shareholding
	A.	Ordinary Shares
	(a)	Pledged/Encumbered
		- Number of Shares	7,85,00,000	4,40,00,000	7,85,00,000	4,40,00,000	4,40,00,000
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	8.32%	23.47%	8.32%	23.47%	23.47%
		- Percentage of shareholding (as a % of the total share capital of the Company)	2.92%	8.69%	2.92%	8.69%	8.17%
	(b)	Non-encumbered
		- Number of Shares	86,50,15,805	14,34,73,186	86,50,15,805	14,34,73,186	14,34,71,466
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	91.68%	76.53%	91.68%	76.53%	76.53%
		- Percentage of shareholding (as a % of the total share capital of the Company)	32.14%	28.33%	32.14%	28.33%	26.66%
	B.	‘A’ Ordinary Shares
	(a)	Pledged/Encumbered
		- Number of Shares	—	—	—	—	—
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
		- Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
		- Number of Shares	4,38,34,530	2,32,64,396	4,38,34,530	2,32,64,396	1,82,10,330
		- Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		- Percentage of shareholding (as a % of the total share capital of the Company)	9.10%	36.25%	9.10%	36.25%	18.90%

Notes:-

1)	Statement of Assets and Liabilities as per Clause 41(V) (h) of the Listing Agreement :

( in crores)

Particulars	As at September 30, 2011	As at September 30, 2010	As at March 31, 2011
	(Unaudited)	(Unaudited)	(Audited)

Shareholders’ Funds :
(a) Share Capital	634.75	570.60	637.71
(b) Reserves and Surplus	22,462.39	11,901.52	18,533.76

	23,097.14	12,472.12	19,171.47
Minority Interest	375.41	228.20	246.60
Loan Funds	43,973.29	36,434.77	32,791.41
Foreign Currency Monetary Item Translation Difference Account (Net)	—	164.16	—
Deferred Tax Liability (Net)	2,066.01	1,820.94	2,096.13

Total	69,511.85	51,120.19	54,305.61

Fixed Assets	49,877.08	40,814.50	43,493.12
Goodwill (On Consolidation)	3,825.71	3,521.74	3,584.79
Investments	4,050.59	1,472.21	2,544.26
Foreign Currency Monetary Item Translation Difference Account (Net)	738.02	—	—
Deferred Tax Assets (Net)	1,060.03	507.44	632.34
Current Assets, Loans and Advances :
(a) Interest accrued on investments	1.09	0.81	1.90
(b) Inventories	16,979.18	13,165.51	14,070.51
(c) Sundry Debtors	6,936.66	6,341.42	6,525.18
(d) Cash and Bank Balances	15,381.83	8,888.94	10,947.93
(e) Loans and Advances	22,970.52	16,118.69	19,137.22

	62,269.28	44,515.37	50,682.74
Less: Current Liabilities and Provisions :
(a) Current Liabilities	42,344.16	32,895.84	36,762.47
(b) Provisions	9,964.70	6,815.23	9,869.17

	52,308.86	39,711.07	46,631.64

Net Current Assets	9,960.42	4,804.30	4,051.10

Total	69,511.85	51,120.19	54,305.61

2)	Figures for the previous periods have been regrouped / reclassified wherever necessary.

3)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share of previous periods have been restated to make them comparable.

4)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. The newly elected Government of West Bengal enacted a legislation on June 14, 2011, which was notified on June 20, 2011, to expropriate the entire property consisting buildings and leasehold land relating to project at Singur. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.

5)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per accounting standard AS-21. Further, the tax expense is lower due to set off of carry forward losses of certain subsidiary companies.

6)	The net amount of 315.64 crores (debit) and 358.99 crores (debit) for quarter and six months ended September 30, 2011 respectively ( 175.73 crores (debit) and 271.39 (debit) crores for the quarter and six months ended September 30, 2010 respectively), of changes in actuarial valuation of pension plans of Jaguar Cars Ltd and Land Rover, UK, have been accounted in “Reserves and Surplus” in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by Jaguar Cars Ltd and Land Rover, UK, under IFRS.

7)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

( in crores)

			Three months ended September 30,		Six months ended September 30,		Year ended March 31,
			Unaudited		Unaudited		Audited
			2011	2010	2011	2010	2011
A		Segment Revenues
		Total Income from Operations
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	14,498.23	12,165.48	27,825.50	23,506.48	51,325.39
		- Jaguar and Land Rover	21,602.25	16,172.45	41,378.52	31,559.37	70,218.63
		Less: Intra Segment Eliminations	(135.18)	(46.91)	(228.35)	(94.40)	(305.75)

		-Total	35,965.30	28,291.02	68,975.67	54,971.45	121,238.27
	II.	Others	456.52	366.91	856.12	715.64	1,530.49

		Total segment revenue	36,421.82	28,657.93	69,831.79	55,687.09	122,768.76
		Less: Inter segment revenue	(224.28)	(138.71)	(345.45)	(287.77)	(640.84)

		Total Income from Operations	36,197.54	28,519.22	69,486.34	55,399.32	122,127.92

B		Segment Results before Other Income, Interest, Exceptional items and Tax
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof	899.59	1,017.94	1,828.53	2,153.28	4,342.44
		- Jaguar and Land Rover	2,234.99	1,849.41	4,348.38	3,532.26	7,699.84
		Less: Intra Segment Eliminations	(7.83)	5.99	2.45	(2.15)	(17.40)

		-Total	3,126.75	2,873.34	6,179.36	5,683.39	12,024.88
	II.	Others	62.77	53.14	115.75	96.84	203.48

		Total segment results	3,189.52	2,926.48	6,295.11	5,780.23	12,228.36
		Less: Inter segment eliminations	(16.40)	(19.70)	(29.37)	(29.60)	(66.39)

		Net Segment Results	3,173.12	2,906.78	6,265.74	5,750.63	12,161.97
		Add/(Less) : Other income	60.84	19.54	136.92	54.09	89.61
		Add/(Less) : Interest expense (net)	(525.05)	(531.27)	(1,290.95)	(1,092.87)	(2,045.42)
		Add/(Less) : Exceptional Items (net)	(438.96)	127.64	(495.95)	86.28	231.01

		Total Profit before Tax	2,269.95	2,522.69	4,615.76	4,798.13	10,437.17

C		Capital employed (segment assets less segment liabilities)
					As at September 30,		As at March 31,
					2011	2010	2011
					Unaudited		Audited
	I.	Automotive and related activity
		- Tata and other brands vehicles / spares and financing thereof			35,742.34	26,616.62	29,432.75
		- Jaguar and Land Rover			25,109.15	20,897.68	20,586.74
		Less: Intra Segment Eliminations			(24.45)	(12.15)	(27.47)

		-Total			60,827.04	47,502.15	49,992.02
	II.	Others			977.77	880.60	837.14

		Total Capital employed			61,804.81	48,382.75	50,829.16
		Less: Inter segment eliminations			(323.92)	(369.34)	(308.28)

		Net Segment Capital Employed			61,480.89	48,013.41	50,520.88
		Add/(Less) : Unallocable assets / (liabilities) (net)			(38,383.75)	(35,541.29)	(31,349.41)

		Capital employed			23,097.14	12,472.12	19,171.47

8)	As on June 30, 2011, 5 investor complaint was outstanding. The Company received 24 complaints and resolved 21 complaints during the quarter. There are 8 complaints unresolved as on September 30, 2011.

9)	Public Shareholding of Ordinary Shares as on September 30, 2011 excludes 18.48% (11.82% as on September 30, 2010 and 20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.

10)	The Statutory Auditors have carried out a limited review of the above results for the quarter / six months ended September 30, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 14, 2011.

Tata Motors Limited

Mumbai, November 14, 2011	Ratan N Tata
Chairman

News Release – 4	November 14, 2011

AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS OF

TATA MOTORS LIMITED

1.	We have audited the accompanying Statement of Financial Results (“the Statement”) of TATA MOTORS LIMITED (“the Company”) for the quarter and six-months ended September 30, 2011, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreements with the Stock Exchanges. This Statement has been prepared on the basis of the related interim financial statements, which are the responsibility of the Company’s Management and have been approved by the Board of Directors. Our responsibility is to express an opinion on the Statement, based on our audit of the related interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS-25) on Interim Financial Reporting notified under the Companies (Accounting Standards) Rules, 2006 and other accounting principles generally accepted in India.

2.	We conducted our audit of the Statement in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Statement. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	is presented in accordance with the requirements of Clause 41 of the Listing Agreements with the Stock Exchanges and

(ii)	gives a true and fair view of the net profit and other financial information of the Company for the quarter and six-months ended September 30, 2011.

4.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints, from the details furnished by the Management.

For DELOITTE HASKINS & SELLS
Chartered Accountants
(Registration No. 117366W)

N. VENKATRAM
Partner
(Membership No.71387)

MUMBAI, November 14, 2011.

News Release – 5	November 14, 2011

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER / SIX MONTHS ENDED SEPTEMBER 30, 2011

			Quarter ended September 30,		Six Months ended September 30,		Year ended March 31,
Particulars			2011	2010	2011	2010	2011
(A)
1		Vehicle Sales: (in Nos.) (includes traded vehicles)
		Commercial vehicles	1,30,126	1,10,603	2,43,312	2,10,789	4,58,306
		Passenger cars and Utility vehicles	65,082	82,591	1,34,611	1,60,449	3,20,234
		Exports	16,192	14,451	31,083	26,711	58,089

			2,11,400	2,07,645	4,09,006	3,97,949	8,36,629

2		Vehicle Production:(in Nos.)
		Commercial vehicles	1,47,392	1,19,454	2,78,520	2,26,941	4,93,693
		Passenger cars and Utility vehicles	51,420	67,390	1,11,557	1,32,293	2,64,742

			1,98,812	1,86,844	3,90,077	3,59,234	7,58,435

			( in crores)
(B)
1	(a)	Sales / Income from Operations	14,029.06	12,165.26	26,615.90	23,215.56	50,950.91
		Less: Excise Duty	1,142.88	970.84	2,170.28	1,851.38	4,095.51
		Net Sales / Income from Operations	12,886.18	11,194.42	24,445.62	21,364.18	46,855.40
	(b)	Other Operating Income	67.62	54.46	132.32	118.85	233.04
		Total Income from Operations	12,953.80	11,248.88	24,577.94	21,483.03	47,088.44
2		Expenditure
	(a)	Increase in stock-in-trade and work-in-progress	(31.89)	(139.76)	(569.17)	(598.20)	(354.22)
	(b)	Consumption of raw materials and components	8,107.32	6,541.77	15,485.93	12,382.34	27,058.47
	(c)	Purchase of products for sale	1,500.66	1,762.21	2,890.52	3,727.60	7,363.13
	(d)	Employee cost	682.85	580.96	1,303.95	1,090.76	2,294.02
	(e)	Depreciation and Amortisation	386.91	331.64	752.05	639.01	1,360.77
	(f)	Product development / Engineering expenses	60.21	32.75	113.84	60.77	141.23
	(g)	Other expenditure	1,991.56	1,589.33	3,941.63	2,951.34	6,738.35
	(h)	Amount capitalised	(229.84)	(213.05)	(428.28)	(381.96)	(817.68)
	(i)	Total	12,467.78	10,485.85	23,490.47	19,871.66	43,784.07
3		Profit from Operations before Other Income, Interest and Discounting Charges and Exceptional Items [1-2]	486.02	763.03	1,087.47	1,611.37	3,304.37
4		Other Income	56.78	77.52	172.30	146.82	183.26
5		Profit before Interest and Discounting Charges and Exceptional Items [3+4]	542.80	840.55	1,259.77	1,758.19	3,487.63
6		Interest and Discounting Charges
	(a)	Gross interest and discounting charges	342.42	391.08	690.94	777.55	1,531.70
	(b)	Interest income / Interest capitalised	(130.32)	(83.92)	(225.69)	(156.38)	(387.71)
	(c)	Net interest and discounting charges	212.10	307.16	465.25	621.17	1,143.99
7		Profit after Interest and Discounting Charges but before Exceptional Items [5-6]	330.70	533.39	794.52	1,137.02	2,343.64
8		Exceptional items
	-	Exchange gain / (loss) (net) including on revaluation of foreign currency borrowings, deposits and loans	(294.20)	3.78	(291.76)	(62.20)	(147.12)
	-			—		—	—
9		Profit from Ordinary Activities before tax [7+8]	36.50	537.17	502.76	1,074.82	2,196.52
10		Tax expense / (credit)	(65.52)	104.47	(0.54)	246.40	384.70
11		Net Profit from Ordinary Activities after tax [9-10]	102.02	432.70	503.30	828.42	1,811.82

12	Extraordinary Items (net of tax expense)		—	—	—	—	—
13	Net Profit for the period [11-12]		102.02	432.70	503.30	828.42	1,811.82
14	Paid-up Equity Share Capital [Face value of 2 each ( 10 each as at September 30, 2010 and as at March 31, 2011)]		634.75	570.60	634.75	570.60	637.71
15	Reserve excluding Revaluation Reserve as per balance sheet of previous accounting year						19,351.40
16	Earnings Per Share (EPS) (Refer note 5 below)
	A.	Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	0.31	1.51	1.57	2.89	6.06
	(b)	Diluted EPS before and after Extraordinary items	0.30	1.43	1.52	2.76	5.78
	B.	‘A’ Ordinary Shares
	(a)	Basic EPS before and after Extraordinary items	0.41	1.61	1.67	2.99	6.16
	(b)	Diluted EPS before and after Extraordinary items	0.40	1.53	1.62	2.86	5.88

			(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)
17	Debt Service Coverage Ratio (No. of times) (Refer note 6(a) below)				0.47	0.96	0.83
18	Interest Service Coverage Ratio (No. of times) (Refer note 6(b) below)				2.34	3.91	3.92
19	Public Shareholding
	A.	Ordinary Shares
		- Number of Shares	125,07,24,095	25,90,77,414	125,07,24,095	25,90,77,414	24,10,72,425
		- Percentage of shareholding	46.46%	51.16%	46.46%	51.16%	44.78%
	B.	‘A’ Ordinary Shares
		- Number of Shares	43,80,97,825	4,09,12,284	43,80,97,825	4,09,12,284	7,81,31,376
		- Percentage of shareholding	90.90%	63.75%	90.90%	63.75%	81.10%

20	Promoters and promoter group Shareholding
	A.		Ordinary Shares
		(a)	Pledged/Encumbered
		-	Number of Shares	7,85,00,000	4,40,00,000	7,85,00,000	4,40,00,000	4,40,00,000
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	8.32%	23.47%	8.32%	23.47%	23.47%
		-	Percentage of shareholding (as a % of the total share capital of the Company)	2.92%	8.69%	2.92%	8.69%	8.17%
		(b)	Non-encumbered
		-	Number of Shares	86,50,15,805	14,34,73,186	86,50,15,805	14,34,73,186	14,34,71,466
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	91.68%	76.53%	91.68%	76.53%	76.53%
		-	Percentage of shareholding (as a % of the total share capital of the Company)	32.14%	28.33%	32.14%	28.33%	26.66%
	B.		‘A’ Ordinary Shares
		(a)	Pledged/Encumbered
		-	Number of Shares	—	—	—	—	—
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
		-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
		(b)	Non-encumbered
		-	Number of Shares	4,38,34,530	2,32,64,396	4,38,34,530	2,32,64,396	1,82,10,330
		-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
		-	Percentage of shareholding (as a % of the total share capital of the Company)	9.10%	36.25%	9.10%	36.25%	18.90%

Notes:

1)	Audited Statement of Assets and Liabilities as per Clause 41(V) (h) of the Listing Agreement :

	( in crores)
Particulars	As at September 30, 2011	As at September 30, 2010	As at March 31, 2011
Shareholders’ Funds :
(a) Share Capital	634.75	570.60	637.71
(b) Reserves and Surplus	19,781.57	15,176.18	19,375.59

	20,416.32	15,746.78	20,013.30
Loan Funds	19,631.56	19,879.45	15,898.75
Deferred Tax Liability (Net)	2,011.43	1,753.20	2,023.16

Total	42,059.31	37,379.43	37,935.21

Fixed Assets	18,178.32	16,817.93	17,475.63
Investments	20,288.71	22,279.73	22,624.21
Foreign Currency Monetary Item
Translation Difference Account (Net)	200.20	81.95	—
Current Assets, Loans and Advances :
(a) Interest accrued on investments	—	0.02	0.08
(b) Inventories	4,652.00	4,016.74	3,891.39
(c) Sundry Debtors	2,447.77	2,544.53	2,602.88
(d) Cash and Bank Balances	3,735.55	1,662.78	2,428.92
(e) Loans and Advances	6,299.72	4,513.96	5,167.34

	17,135.04	12,738.03	14,090.61
Less: Current Liabilities and Provisions :
(a) Current Liabilities	11,875.67	12,678.07	13,032.53
(b) Provisions	1,867.29	1,860.14	3,222.71

	13,742.96	14,538.21	16,255.24

Net Current Assets	3,392.08	(1,800.18)	(2,164.63)

Total	42,059.31	37,379.43	37,935.21

2)	Figures for the previous periods have been regrouped / reclassified wherever necessary.
3)	Other income for the quarter and six months ended September 30, 2011 includes (a) profit of 4.98 crores and 10.85 crores respectively ( Nil and 1.93 crores for the quarter and six months ended September 30, 2010 respectively) on sale of investments; and (b) dividend from subsidiary companies 29.11 crores and 95.65 crores respectively ( 22.77 crores and 71.12 crores for the quarter and six months ended September 30, 2010 respectively).
4)	During the quarter ended September 30, 2011, TML Holding Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, redeemed 29,80,000 Cumulative Redeemable Preference Shares of USD 100 each at par, for a consideration of 1,320.20 crores and issued additional preference share capital of USD 202 million ( 998.89 crores) to the Company.
5)	Consequent to sub-division of Ordinary and ‘A’ Ordinary shares both having face value of 10 each into 5 shares having face value of 2 each during the quarter ended September 30, 2011, earnings per share of previous periods have been restated to make them comparable.

6)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / (Interest on Long-term Loans + Repayment of Long-term Loans during the year)*
	(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before tax + Interest on Long-term Loans) / Interest on Long-term Loans*
*	For the purpose of the computation, loans having original maturity of more than 360 days are considered as Long-term Loans.

7)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. The newly elected Government of West Bengal enacted a legislation on June 14, 2011, which was notified on June 20, 2011, to expropriate the entire property consisting buildings and leasehold land relating to project at Singur. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of approval of these financial results by the Board of Directors. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
8)	During the quarter ended September 30, 2011, TML Holding Pte Ltd. Singapore (TMLH), a wholly owned subsidiary of the Company, bought back 9,16,66,700 equity shares for a consideration of USD 2.2 per share ( 108.79 per share), based on an independent valuation of TMLH. The consideration of 997.24 crores has been credited to Investment account.
9)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
10)	As on June 30, 2011, 5 investor complaints were outstanding. The Company received 24 complaints and resolved 21 complaints during the quarter. There are 8 complaints unresolved as on September 30, 2011.
11)	Public Shareholding of Ordinary Shares as on September 30, 2011 excludes 18.48% (11.82% as on September 30, 2010 and 20.39% as on March 31, 2011) of Citibank N.A. as Custodian for Depository Shares.
12)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter / six months ended September 30, 2011.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on November 14, 2011.

Tata Motors Limited

Ratan N Tata
Mumbai, November 14, 2011	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.